                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 2)*

                 Under the Securities Exchange Act of 1934


             CustomTracks Corporation (f/k/a Amtech Corporation)
           --------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   232046102
           --------------------------------------------------------
                                 (CUSIP Number)

                 Marc H. Folladori, Haynes and Boone, L.L.P.
           1000 Louisiana Street, Suite 4300, Houston, Texas 77002
                                (713) 547-2000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               April 7, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 232046102
          ---------


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Antonio R. Sanchez, Jr.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  / /
    (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS  (SEE INSTRUCTIONS)

     PF
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER
                                  1,670,525
    NUMBER OF                --------------------------------------------------
      SHARES                  (8) SHARED VOTING POWER
   BENEFICIALLY                   9,375
     OWNED BY                --------------------------------------------------
       EACH                   (9) SOLE DISPOSITIVE POWER
    REPORTING                     1,670,525
      PERSON                 --------------------------------------------------
       WITH                  (10) SHARED DISPOSITIVE POWER
                                  9,375
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,719,276
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.37%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
-------------------------------------------------------------------------------

                            Page 2 of 5 Pages

                           AMENDMENT NO. 2 TO SCHEDULE 13D

     The Schedule 13D dated May 21, 1998 (the "Schedule 13D") of Antonio R. Sanchez, Jr., relating to the common stock, par value $0.01 per share (the "Common Stock"), of CustomTracks Corporation, formerly known as Amtech Corporation, a Texas corporation (the "Company"), as amended by that certain Amendment Number 1 to Schedule 13D dated February 5, 1999, is hereby amended as set forth below in order to report an increase in the number of shares of Common Stock beneficially owned by Mr. Sanchez. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning as set forth in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by deleting the first paragraph thereof and substituting in lieu thereof the following:

     "Of the 1,719,276 shares deemed to be beneficially owned by Mr. Sanchez as set forth in Section 5(a) below, 177,564 shares were purchased by Mr. Sanchez between February 16, 1999 and April 8, 1999, using funds borrowed from a margin brokerage account maintained by Mr. Sanchez for an aggregate purchase price of $2,989,192.40.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety by the following paragraphs:

     "(a) Mr. Sanchez may be deemed to be the beneficial owner of 1,719,276 shares of the Company's Common Stock, which represents 11.37% of the outstanding shares of Common Stock of the Company (based on 15,126,012 shares of Common Stock outstanding as of February 26, 1999, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998).

     Of the 1,719,276 shares reported in this Item 5(a), 131,251 shares are owned by family members of Mr. Sanchez or by trusts for which Mr. Sanchez serves as trustee or is a beneficiary. Of such 131,251 shares, (i) 9,375 shares are held by family members of Mr. Sanchez, (ii) 82,500 shares, over which Mr. Sanchez exercises voting, investment and disposition power, are held in trusts for which Mr. Sanchez acts as trustee for the benefit of other persons, (iii) 39,376 shares, over which Mr. Sanchez does not have voting, investment or disposition powers, are held in a trust for the benefit of Mr. Sanchez and certain of his family members. The number of shares reported in this Item 5(a) also includes 35,000 shares that Mr. Sanchez has the right to acquire under outstanding stock options that are currently exercisable or that become exercisable within 60 days of April 7, 1999.

     Mr. Sanchez has been a director of the Company since 1993 and is currently a member of the Executive and Nominating Committees of the Board of Directors of the Company.

     (b) Mr. Sanchez has (i) the sole power to vote or direct the vote of 1,670,525 shares of Common Stock, (ii) shared power to vote or direct the vote of 9,375 shares of Common Stock, (iii) the


                            Page 3 of 5 Pages
sole power to dispose or direct the disposition of 1,670,525 shares of Common Stock, and (iv) shared power to dispose or direct the disposition of 9,375 shares of Common Stock.

     With respect to the 9,375 shares of Common Stock cited in clauses (ii) and
(iv) of the preceding paragraph, voting and disposition power is shared by Mr. Sanchez with his wife, Maria J. Sanchez. The information concerning Mr. Sanchez set forth in Items 2(b), (d), (e) and (f) above is applicable to the same effect to Mrs. Sanchez.

     (c) The following purchases were effected in open market transactions during the past sixty days by Mr. Sanchez with respect to the Common Stock:

                Date           Number of Shares Purchased    Price Per Share
                ----           --------------------------    ---------------
          February 16, 1999              50,000                   $9.00

           March 9, 1999                 15,000                   $9.50

           March 30, 1999                14,500                 $15.0762

           March 31, 1999                 3,000                  $15.00

            April 5, 1999                50,000                 $21.3062

            April 6, 1999                 5,064                 $20.9375

            April 6, 1999                 5,000                 $22.9375

            April 6, 1999                 5,000                 $22.6250

            April 7, 1999                25,000                 $24.575

            April 8, 1999                 5,000                 $23.9125


     (d) Persons other than the reporting person have the right to receive dividends from, and the proceeds from the sale of, 131,251 of the 1,719,276 shares, as reported in Item 5(a).

     (e)  Not applicable."


                            Page 4 of 5 Pages

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.


                                           /s/ ANTONIO R. SANCHEZ, JR.
Date: April 8, 1999                    -------------------------------------
                                               ANTONIO R. SANCHEZ, JR.










                            Page 5 of 5 Pages